Exhibit 12.1

THE HOME DEPOT, INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

($ in millions, except ratio data)

	Fiscal Year (1)										Six Months Ended
	2003		2004		2005		2006		2007		August 3, 2008
Earnings From Continuing Operations Before Income Taxes	$6,762		$7,790		$8,967		$8,502		$6,620		$2,449

Less: Capitalized Interest	(50)		(40)		(51)		(47)		(46)		(12)

Add:
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	142		162		177		257		279		144
Interest Expense	111		109		192		437		741		340
Adjusted Earnings	$6,965		$8,021		$9,285		$9,149		$7,594		$2,921

Fixed Charges:
Interest Expense	$111		$109		$192		$437		$741		$340
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	142		162		177		257		279		144
Total Fixed Charges	$253		$271		$369		$694		$1,020		$484

Ratio of Earnings to Fixed Charges (2)	27.5	x	29.6	x	25.2	x	13.2	x	7.4	x	6.0	x

(1)    Fiscal years 2007, 2006, 2005, 2004 and 2003 refer to the fiscal years ended February 3, 2008, January 28, 2007, January 29, 2006, January 30, 2005 and February 1, 2004, respectively. Fiscal year 2007 includes 53 weeks. Fiscal years 2003 through 2006 include 52 weeks.

(2)    For purposes of computing the ratios of earnings to fixed charges, “earnings” consist of earnings from continuing operations before income taxes plus fixed charges, excluding capitalized interest.  “Fixed charges” consist of interest incurred on indebtedness including capitalized interest, amortization of debt expenses and the portion of rental expense under operating leases deemed to be the equivalent of interest.  The ratios of earnings to fixed charges are calculated as follows:

(earnings from continuing operations before income taxes)+(fixed charges)-(capitalized interest)

(fixed charges)